UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)
73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F     ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into (i) the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2024 (File Nos. 333-277987, 333-277987-01, 333-277987-02, 333-277987-03, 333-277987-04 and 333-277987-05), (ii) the registrant’s registration statement on Form F-3 that was declared effective by the SEC on December 20, 2024 (File No. 333-282962), (iii) the registrant's registration statement on Form S-8 that became effective with the SEC on February 14, 2025 (File No. 333-284930), and (iv) the registrant's registration statement on Form F-3 that was declared effective by the SEC on April 2, 2025 (File No. 333-278523-01).

EXHIBIT LIST

Exhibit	Description
99.1	Statement of Executive Compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date:	May 8, 2026	By:	/s/ James Bodi
Name: James Bodi
Title: President